UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CLEARWAY ENERGY, INC.

(Name of Issuer)

Class A common stock

Class C common stock

(Title of Class of Securities)

18539 C 105 (Class A common stock)

18539 C 204 (Class C common stock)

(CUSIP Number)

Global Infrastructure Management, LLC

Attention: Julie Ashworth

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 18539C105, 18539C204		13D

1	Names of Reporting Persons Global Infrastructure Investors III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 34.1% of Class C common stock

14	Type of Reporting Person OO

CUSIP: 18539C105, 18539C204		13D

1	Names of Reporting Persons Global Infrastructure GP III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 34.1% of Class C common stock

14	Type of Reporting Person PN

CUSIP: 18539C105, 18539C204		13D

1	Names of Reporting Persons GIP III Zephyr Acquisition Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 34.1% of Class C common stock

14	Type of Reporting Person PN

CUSIP: 18539C105, 18539C204		13D

1	Names of Reporting Persons Clearway Energy Group LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,398,785 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 34.1% of Class C common stock

14	Type of Reporting Person OO

Explanatory Note

This Amendment No. 1 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on September 10, 2018 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) related to the Class A common stock (“Class A Common Stock”) and Class C common stock (“Class C Common Stock”) of Clearway Energy, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 300 Carnegie Center, Princeton, New Jersey 08540.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On May 24, 2022, GIP III Zephyr Acquisition Holdings, L.P. agreed to sell fifty percent (50%) of the equity interests in GIP III Zephyr Holdings, LLC, which in turn owns all of the equity interests in GIP III Zephyr Acquisition Partners, L.P. and Clearway Energy Group (each of which indirectly or directly beneficially owns shares of Class A Common Stock and Class C Common Stock of the Issuer), to TotalEnergies Renewables USA, LLC, an indirect subsidiary of TotalEnergies SE, (the “Transaction”). The closing of the Transaction is subject to customary but material contingencies, including without limitation receipt of certain regulatory approvals. Following the closing of the Transaction, GIP III Zephyr Acquisition Holdings, L.P. and TotalEnergies Renewables USA, LLC are each expected to indirectly own 50.00% of the equity interests in Clearway Energy Group. No shares of Class A Common Stock and Class C Common Stock are being directly transferred pursuant to the Transaction.

Following the closing of the Transaction, by virtue of GIP III Zephyr Acquisition Holdings, L.P.’s and TotalEnergies Renewables USA, LLC’s respective governance rights over GIP III Zephyr Holdings, LLC, GIP III Zephyr Acquisition Holdings, L.P. and TotalEnergies Renewables USA, LLC may be deemed to share beneficial ownership of all of the equity interests in shares of Class A Common Stock and Class C Common Stock that are now beneficially owned by Clearway Energy Group LLC. Following the closing of the Transaction, GIP III Zephyr Acquisition Holdings, L.P. and TotalEnergies Renewables USA, LLC are also each contemplated to have certain other governance rights related to Clearway Energy Group and its subsidiaries, including without limitation with respect to the exercise of director nomination rights held by Clearway Energy Group with respect to the board of the directors of the Issuer. The Transaction is expected to close by year end 2022, subject to customary conditions but material contingencies, including without limitation, the receipt of certain regulatory and other approvals. However, there can be no assurance that the Transaction closing will actually occur, or occur by any particular date or on the currently anticipated terms.

As of the date hereof, Nathaniel Anschuetz, a Principal at GIP and member of the Board of Directors of Clearway Energy Group, serves on the Board of Directors of the Issuer. Jonathan Bram, a Founding Partner of GIP and member of the Board of Directors of Clearway Energy Group, serves as the Chairman of the Board of Directors of the Issuer. Bruce MacLennan, a Partner at GIP and member of the Board of Directors of Clearway Energy Group, serves on the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) — (b)

The aggregate number and percentage of shares of Class A Common Stock and Class C Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D and are incorporated herein by reference.

Calculations of the percentage of shares of stock beneficially owned are based on 34,599,645 shares of Class A Common Stock and 81,944,239 shares of Class C Common Stock, respectively, outstanding as of April 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022, and take into account the number of Class B Units and Class D Units beneficially owned by the Reporting Persons and convertible into shares of Class A Common Stock and Class C Common Stock, respectively, as applicable.

Clearway Energy Group is the record holder of 21,841 shares of Class A Common Stock, 42,738,750 Class B Units, 62,035 shares of Class C Common Stock and 42,336,750 Class D Units. Pursuant to the terms of the Exchange Agreement, each Class B Unit is exchangeable at any time for shares of Class A Common Stock, and each Class D Unit is exchangeable at any time for shares of Class C Common Stock, in each case, on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications.

Global Infrastructure Investors III, LLC is the sole general partner of Global Infrastructure GP III, L.P., which is the general partner of GIP III Zephyr Acquisition Partners, L.P., which is the sole member of Clearway Energy Group. As a result, each of Global Infrastructure Investors III, LLC, Global Infrastructure GP III, L.P. and GIP III Zephyr Acquisition Partners, L.P. may be deemed to share beneficial ownership of the Class A Common Stock and Class C Common Stock beneficially owned by Clearway Energy Group. Adebayo Ogunlesi, Jonathan Bram, William Brilliant, Tufan Erginbilgic, Matthew Harris, Michael McGhee, Rajaram Rao, Salim Samaha and Robert O’Brien, as the voting members of the Investment Committee of Global Infrastructure Investors III, LLC, may be deemed to share beneficial ownership of the Class A Common Stock and Class C Common Stock beneficially owned by Global Infrastructure Investors III, LLC. Such individuals expressly disclaim any such beneficial ownership.

None of the Related Persons beneficially owns any shares of Class A Common Stock or Class C Common Stock.

(c) Except as described herein, including the transactions listed on Annex A attached hereto, none of the Reporting Persons or Related Persons has effected any transactions in Class A Common Stock or Class C Common Stock in the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2022

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

GLOBAL INFRASTRUCTURE GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

GIP III ZEPHYR ACQUISITION PARTNERS, L.P.
By: Global Infrastructure GP III, L.P., its general partner
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

CLEARWAY ENERGY GROUP LLC

By:	/s/ Craig Cornelius
Name:	Craig Cornelius
Title: Chief Executive Officer

Annex A

Transactions in Class A Common Stock and Class C Common Stock in the previous 60 days

Date	Security	Number of Shares	Transaction	Price
5/15/2022	Class C Common Stock	236,624	(3)	$31.33(3)
5/13/2022	Class C Common Stock	3,192	(3)	$31.33(3)
5/4/2022	Class C Common Stock	250,000	(1)	(1)
04/29/2022	Class C Common Stock	2,366	(2)	(2)
04/22/2022	Class C Common Stock	5,479	(2)	(2)
04/15/2022	Class C Common Stock	877	(3)	$34.24(3)
04/8/2022	Class C Common Stock	1,152	(4)	$35.09(4)
04/8/2022	Class C Common Stock	520	(2)	(2)
4/1/2022	Class C Common Stock	47,949	(4)	$36.46(4)
4/1/2022	Class C Common Stock	535	(2)	(2)
4/1/2022	Class C Common Stock	97,481	(3)	$36.46(3)
3/25/2022	Class C Common Stock	47,000	(1)	(1)

(1) Pursuant to the Exchange Agreement, the Class D Units of Clearway LLC were exchanged for shares of Class C Common Stock on a one-for-one basis. An equivalent number of shares of Class D Common Stock were automatically be canceled.

(2) Shares of restricted stock of the Issuer previously granted by Clearway Energy Group under its Long Term Equity Incentive Program forfeited by one of its employees due to termination of service.

(3) Shares of restricted stock of the Issuer granted by Clearway Energy Group under its Long Term Equity Incentive Program to one or more of its employees.

(4) Shares withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock of the Issuer previously granted by Clearway Energy Group under its Long Term Equity Incentive Program to certain of its employees.

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Global Infrastructure Investors III, LLC and Clearway Energy Group LLC are set forth below. Unless otherwise noted, the business address of each individual affiliated with Global Infrastructure Investors III, LLC is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105.

Global Infrastructure Investors III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Deepak Agrawal	Partner of Global Infrastructure Partners	United Kingdom
Julie Ashworth	General Counsel and Chief Compliance Officer of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Robert Callahan	Partner of Global Infrastructure Partners	United States
Lucy Chadwick	Partner of Global Infrastructure Partners	United Kingdom
Tufan Erginbilgic	Partner of Global Infrastructure Partners	United Kingdom
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Tom Horton	Partner of Global Infrastructure Partners	United States
Philip Iley	Partner of Global Infrastructure Partners	United Kingdom
Michael McGhee	Founding Partner and Deputy Chairman of Global Infrastructure Partners	United Kingdom
Bruce MacLennan	Partner of Global Infrastructure Partners	Canada
Michael O’Sullivan	Partner of Global Infrastructure Partners	United Kingdom
Andrew Paulson	Partner of Global Infrastructure Partners	United Kingdom
Rajaram Rao	President, Chief Operating Officer and Partner of Global Infrastructure Partners	United Kingdom
Salim Samaha	Partner of Global Infrastructure Partners	United States
Robert Stewart	Partner of Global Infrastructure Partners	Australia
Scott Telesz	Partner of Global Infrastructure Partners	United States
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
Gregg Myers	Managing Director of Finance and Accounting of Global Infrastructure Partners	United States
Robert O’Brien	Chief Risk Officer of Global Infrastructure Partners	United States

Clearway Energy Group LLC

Name	Present Principal Occupation or Employment	Citizenship
Nathaniel Anschuetz	Vice Principal at Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
Robert Callahan	Partner of Global Infrastructure Partners	United States
Bruce MacLennan	Partner of Global Infrastructure Partners	Canada
Tufan Erginbilgic	Partner of Global Infrastructure Partners	United Kingdom
Craig Cornelius	Chief Executive Officer of Clearway Energy Group	United States
Jennifer Hein	General Counsel of Clearway Energy Group	United States
Steve Ryder	Chief Financial Officer of Clearway Energy Group	United States